July 11, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attn:	William Choi Branch Chief

Re:	Jo-Ann Stores, Inc.
Form 10-K for Fiscal Year Ended January 28, 2006
Filed April 13, 2006
Form 10-K for Fiscal Year Ended February 3, 2007
Filed April 19, 2007
Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006
and October 28, 2006
Filed June 8, 2006, September 7, 2006 and December 7, 2006
Response letters dated February 16, 2007, April 4, 2007,
May 3, 2007 and June 7, 2007
File No. 1-06695
Dear Mr. Choi:
We have received your comment to the above referenced filings (“filings”) and response letters set forth in your letter to Mr. James Kerr dated June 7, 2007. For ease of review, we have included your comment in italic font with our response below.
We respectfully respond to the comment as follows:
Form 10-K for the Fiscal Year Ended January 28, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
General
1.	We have reviewed your response to comment 1 in our letter dated April 5, 2007. Based on our review, we continue to believe that you have two operating segments under paragraph 10 of SFAS 131. Although you continue to maintain that your CODM manages and reviews the Company’s financial results as a single operating segment and that you do not allocate resources based on store format, we believe the following factors appear to suggest otherwise:

•	We note multiple examples of disclosures included in your periodic reports to suggest that you differentiate the operational performance between your traditional stores and superstores.

•	As you indicated in your April 4, 2007 response letter, strategic decisions to open a superstore are based upon sales potential. If a site has the potential to support the sales of your larger superstore format, you will open a superstore and in most cases close your existing traditional store, if any, within the trade area. It appears to us that you are allocating resources, i.e., the opening of new superstores and closing traditional stores, based upon the likelihood of a particular market to be able to support the sales of the larger superstore format. We believe that these differences in the anticipated sales growth between your traditional stores and superstores are operational results you are regularly reviewing to make decisions about resources to be allocated to each segment and assess its performance. We note from page 23 of your Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that you review net sales, including same-store sales by your two store formats, traditional stores and superstores in evaluating financial performance. You also indicate that you closely monitor per transaction average ticket value and customer transactions, both in total and by store format and sales per square foot performance in both of your store formats and compare them with your immediate competitors.

•	You have discrete financial information which supports our view that your traditional stores and superstores are segments. We do not believe that the exclusion of costs associated with your receipt of product and the operation of your distribution centers, store support center, interest and taxes should preclude segment determination. These activities should be reported in an “all other” category as prescribed by paragraph 21 of SFAS 131.

•	We note your view that although you believe you operate as one segment, if you were to alter your current practices and begin to manage the store formats as separate operating segments, you would meet the criteria for aggregation into a single reporting segment due to sufficiently similar economic characteristics. However, we note that your analysis of EBITDA similarities as the basis for your conclusion only identifies the absolute differences in EBITDA between your store formats. On a relative basis, it appears that the 2% difference in EBITDA between your two store formats over the past three years is sufficiently dissimilar to prohibit aggregation. Also, we believe that sales volume and expected sales growth should also be quantitative measures used to compare these segments for economic similarities since it seems these measures are the basis for determining resource allocation.

Based upon these factors, we are unable to agree with your assertion that providing store format information would not be beneficial to users of your financial statements. We strongly believe that there are enough operational differences to render this information helpful in assessing the company’s total performance and the direction of your strategic initiatives.

Response:
In response to the Staff’s comment, the Company will include segment disclosure in future filings beginning with the Form 10-Q for the second quarter ending August 4, 2007.
In connection with our response to your letter, we hereby acknowledge that:
-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.
Please direct any questions, comments or requests for additional information to the undersigned at (330) 463-3470 or fax number
(330) 463-6910. Thank you in advance for your courtesy and cooperation.

Very truly yours,

/s/ James Kerr
James Kerr
Executive Vice President and Chief Financial Officer

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